

October 22, 2010

Via U.S. Mail and Fax (952) 828-8900

Todd N. Sheldon
Vice President, Legal Services and Corporate Secretary
Supervalu, Inc.
11840 Valley View Road
Eden Prairie, Minnesota 55344

      Re: Supervalu, Inc.
             Form 10-K for the Fiscal Year Ended February 27, 2010
             Filed April 26, 2010
             File No. 001-05418

Dear Mr. Sheldon:

We have reviewed your response dated October 6, 2010 to our letter dated September 22, 2010 and have the following comment. You should comply with the comment in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Annual Cash Incentive, page 23

1. We note your response to comment two of our September 22, 2010 letter and continue to believe that the compensation goals for Corporate Cash Flow and Business Unit Inventory Days Supply are material and should be disclosed in future filings. You reason that the compensation goals were not material when viewed as a percentage of total target compensation for 2010. For example, you state that Corporate Cash Flow would have comprised 3.2% to 7.12% of total target compensation for the respective officers. Therefore, in the case of Mr. Herkert, your Chief Executive Officer, who was subject to the Corporate Cash Flow goal and had a 2010 annual target compensation of $6,125,000, this would equal approximately $196,000 to $436,100. We note that these amounts represent 30% to 67% of Mr. Herkert's 2010 base salary of $653,846. In light of the total potential dollar amounts represented by these compensation goals and their materiality in

comparison to other core elements of your executives' compensation, we continue to believe that these compensation goals are material and should be disclosed. Please confirm that you will disclose these and similar compensation goals in future filings.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director